December 3, 2020

VIA EDGAR

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BMO Funds, Inc. (the “Registrant”)
File Nos. 033-48907 and 811-58433

Dear Mr. Orlic:

This letter responds to oral comments received from you on Wednesday, November 25, 2020, regarding the preliminary proxy statement on Schedule 14A filed by the BMO Institutional Prime Money Market Fund (the “Fund”).

Your comments and the Registrant’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the preliminary proxy statement. Please note that concurrent with the filing of this response letter, the Registrant is filing a definitive proxy statement for the Fund pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, as amended, which incorporates the comments specified below. The Registrant anticipates mailing the definite proxy statement to shareholders of the Fund on or about December 8, 2020.

1.	Comment: Confirm supplementally that the Fund will stay current on all filing obligations until the Fund has been liquidated.

Response: Confirmed.

2.	Comment: Confirm supplementally that the Fund’s series and class identifiers will be marked as “inactive” on EDGAR subsequent to the liquidation of the Fund.

Response: Confirmed.

3.	Comment: Confirm supplementally that the Fund will use all reasonable efforts to locate all shareholders of the Fund.

Response: Confirmed.

4.	Comment: Confirm supplementally that the Fund will review the collectability of all receivables and that any receivables that will not be collected will be included in the Fund’s liquidation costs.

Response: Confirmed.

5.	Comment: Disclose an estimate of liquidation costs and solicitation costs in the definitive proxy statement.

Response: The requested disclosure has been made.

6.

Comment: Confirm supplementally whether the accrual requirements under Financial Accounting Standards Board (“FASB”) Codification Topic 450, formerly Financial Accounting Standards No. 5, will be used in accounting for the liquidation of the Fund.

Response: The Registrant is unaware of any loss contingencies relating to the Fund at this time. The intent is to have the expenses accrued sufficiently at the time of liquidation. Any shortfall in the accruals will be covered by the Fund’s investment adviser, BMO Asset Management Corp.

7.	Comment: Confirm supplementally whether and when the Fund has stopped selling shares in the Fund.

Response: The Registrant confirms that the Fund stopped selling shares in the Fund to new investors on November 13, 2020, although existing investors may continue to make additional purchases.

8.	Comment: Confirm supplementally that the Registrant will clearly mark its preliminary proxy statements and forms of proxy as “Preliminary Copies” going forward.

Response: Confirmed.

9.

Comment: Disclose additional alternatives to liquidating the Fund considered by the Board, if any, or, alternatively, revise the disclosure to clarify that the only alternative to liquidation considered by the Board was to reintroduce the Proposal to liquidate the Fund if sufficient votes to approve the Proposal are not received initially.

Response: The requested changes have been made.

10.

Comment: Revise the following sentence, which is seemingly at odds with the requirement that votes cast in favor of the Proposal exceed votes cast against the Proposal in order for the Proposal to be approved: “For purposes of determining the presence of a quorum, abstentions will be treated as shares that are present and entitled to vote and will have the effect of a “no” vote for purposes of obtaining the requisite approval for the Proposal.”

Response: In order for the Proposal to be approved by the Fund’s shareholders, Section 180.0725(3) of the Wisconsin Business Corporation Law requires that the votes cast favoring the action exceed the votes cast opposing the action. Since abstentions are treated as present and entitled to vote, but not having voted, abstentions will have no effect on the outcome of the Proposal. Therefore, the relevant disclosure in the proxy statement has been revised to reflect this change.

11.

Comment: Revise the following sentence to state that there will not be any broker non-votes at the special meeting: “Because the only proposal for consideration at the special meeting is a “non-routine” matter, it is unlikely that there will be any broker non-votes at the special meeting.” You may do so by replacing the sentence with the following: “Because the only proposal for consideration at the special meeting is a “non-routine” matter, there will not be any broker non-votes at the special meeting.” In addition, delete the following sentence: “Broker non-votes would otherwise have the same effect as abstentions (that is, they would be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum and as if they were votes against the Proposal).”

Response: The requested changes have been made.

*        *        *

If you have any questions regarding these responses, please contact the undersigned at (414) 287-9514.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Margaret L. Johnson

Margaret L. Johnson

cc:	Working Group